SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS ("Company") announces that it received, on July 1, 2016, request of minority shareholders FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA, BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES e GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES (collectively, the "Shareholders"), pursuant to CVM Instruction 481/09 and Office Letter/CVM/SEP/No 02/2016, application for resubmission of the applicant's information indicated for position on the Board of Directors of the Company, disclosed by the Company through a Notice to Shareholders on June 23, 2016, and whose election will take place at the Extraordinary General Meeting to be held on July 22, 2016.

The candidate nominated by the Shareholders, which must apply for vacancy on the Board of Directors is Mr. Marcelo Gasparino da Silva, whose information can be found in the correspondence attached.

Rio de Janeiro, July 5, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

NOTICE TO SHAREHOLDERS

Rio de Janeiro, June 30, 2016

Free translation

To CENTRAIS ELETRICAS BRASILEIRAS S.A - ELETROBRAS

Ref: Extrordinary General Meeting of  07.22.2016 – Indication to the Board of Directors – Release of Notice to Shareholders

FUNDO DE INVESTIMENTO EM ACOES DINAMICA ENERGIA (“FIA Dinamica”), with headquarters in the city and state of Rio de Janeiro, at Avenue Presidente Vargas, 453, 13th floor, registered in CNPJ number 08.196.003/0001-54 and BANCLASS FUNDO DE INVESTIMENTO EM ACOES (“Banclass”), with headquarters in the city and state of Rio de Janeiro, at Avenue Presidente Vargas, 453, 13th floor, registered in CNPJ number 10.765.399/0001-55, both managed by BANCO CLASSICO S.A (“Banco Classico”) with headquarters in the city and state of Rio de Janeiro, at Avenue Presidente Vargas, 453, 13th floor, registered in CNPJ number 31.597.552/0001-52 and GERACAO FUTURO L PAR FUNDO DE INVESTIMENTO EM ACOES (“Geracao Futuro”) registered in CNPJ number 08.935.128/0001-59, in the terms of the rules, bylaws and letters of attorneys, respectively and in this act represented by its manager GF GESTAO DE RECURSOS LTDA (“GF Gestao”) registered in CNPJ number 09.630.188/0001-26, with headquarters in the city and state of Rio de Janeiro, at XV de Novembro, Square, 20, 12th floor, Room 1201B, Centro, all of them, together, shareholders of CENTRAIS ELETRICAS BRASILEIRAS S/A (“Eletrobras ou Companhia”) with right to vote, present the indication of Mr. Marcelo Gasparino da Silva (“Candidate”), according annex I, as candidate of the Board of Directors, by the reasons which follows:

Pursuant to the Office Letter CVM/SEP/N02/2016 (“Office Letter”), the Company should realize Notice to Shareholders, going along the release of indications to Board of Directors and Fiscal Council, giving the same publicity to the names proposed by the controlling shareholder and/or management.

As there was not election to the vacancy destined to preferential shareholders at General Shareholders Meeting (“GSM”) held on 04.29.2016, considering the next Extraordinary General Meeting (“EGM”), already convened to 07.22.2016, which among other subjects will decide on the election of members of the Board of Directors, request, the adding of the name of candidate mentioned above in the list of candidates presented by Eletrobras, in a way that the market have the information of the indication of the shareholders.

In this sense, require, timely, according to art. 141 of Corporations Law, 6,404/76 and CVM instructions (“CVM”) related, the adoption of multiple volte proceeding (“multiple voting”) to election of Board of Directors members.

It is important to clarify that the indication of candidate is for the composition of the Board of Directors in the following conditions:

(i)                 as candidate of preferred shares (“PN”) of company’s emission to dispute the vacancy destined to this type of share pursuant to what is determined in paragraph 4 art 141 of 6,404 Law;

(ii)               as candidate of common shares (“ON”) and preferred shares (“PN”) through multiple voting system, the absence of a minimum quorum to the separate election provided above.

NOTICE TO SHAREHOLDERS

It is noteworthy that, this election aim to make viable that Brazilian and non-resident investors may exercise, properly, their right to vote. Therefore, it is necessary that the company undertake the planned disclosure of the aforementioned Office Letter.

 Similarly, register, in particular, the importance of communicating the application to representatives of ADRs investors with offers specifies contained in the Proxy Card of the Company, so that their holders can vote for any of the candidates, including that indicated by minority shareholders, which was not allowed at the 2016 AGM.

Finally, it states that all communications may be made in writing and delivered by electronic mail (e-mail) or by mail with proof of receipt, at the address below:

Av Paulista, 1,106 6th floor CEP 01310-100

Ph: 11 2137-8888 Fax: 11 2137-8899

NOTICE TO SHAREHOLDERS

ANNEX 1

I – BOARD OF DIRECTORS

-          HOLDER OF COMMON AND PREFERRED SHARES: MARCELO GASPARINO DA SILVA, Lawyer, Specialist in Corporate Business Tax by ESAG and MBA in Controlling, Audit and Finance. He is member of Board of Directors at ELETROBRAS, AES ELETROPAULO, BATTISTELLA e ETERNIT. He is alternate of Vale do Rio Doce Board of Directors. He was president of the Board of Directors at USIMINAS, member of the Board at BRADESPAR, Eletobras, Celesc, Tecnisa e SC Gas. He was member of Fiscal Council at Bradespar, AES Eletrpaulo, AES Tiete, Eletrobras and Renuka Brasil. He is coordinator of Law Committee and Compliance at ETERNIT. He is President of  Consultant Council in office Gasparino, Sachet, Roman, Barros & Marchiori Advogados, where he was lawyer up to 2006. Started in 2007, executive career as Director of Law and Institutions at CELESC. Participated in Executive Program about Merger and Acquisitions by London Business School, and other specific courses  in finance and strategy department at IOD – Institute of Doctors, in London. He is coordinator of the chapter Santa Catarina , Certified Board of Director Member and he is part of Councilors Bench of IBGC. He is member of Technical Commission of AMEC and spokesmen of Corporative Governance Group – GGC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.